

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 21, 2007

Via U.S. Mail and Fax (403-298-2211)
Mr. Robert J. Waters
Chief Financial Officer
Enerplus Resources Fund
The Dome Tower, 3000, 333 – 7th Avenue S.W.
Calgary, Alberta
Canada, T2P 2Z1

      Re: **Enerplus Resources Fund**
              Form 40-F for the Fiscal Year Ended December 31, 2006
              Filed March 12, 2007
              File No. 1-15150

Dear Mr. Waters:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

General

1. We note that your Consolidated Financial Statements and Management's Discussion
    and Analysis are incorporated by reference from a Form 6-K furnished on February
    23, 2007. General Instructions B(5) to Form 40-F requires information incorporated
    by reference, that was not previously filed with the Commission, to be attached as an
    exhibit and filed with the Form 40-F. As such, it will be necessary for you to amend
    your Form 40-F to attach and file your Consolidated Financial Statements and
    Management's Discussion and Analysis as exhibits. You may also refer to the
    requirements of Rule 303(b) of Regulation S-T for clarification.

SFAS No. 69 Supplemental Reserve Information
Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development
Activities, page F-3

2. We note your presentation of asset retirement obligation costs as a separate line item
    within your Statement of Financial Accounting Standards (SFAS) 69 disclosure.
    Please remove the asset retirement obligation item, as paragraph 21 and Illustration 2
    of SFAS 69 do not contain a provision for the separate presentation of such line item
    apart from acquisition costs, exploration costs and development costs. Refer to our
    February 2004 industry letter at:
    http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant